UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

GLORY STAR NEW MEDIA GROUP HOLDINGS

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G88950 103

(CUSIP Number)

Alexander Donnelly

Maven Investment Partners Ltd

Level 7, 155 Bishopsgate

London, United Kingdom, EC2M 3TQ

+44 20 3763 2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Maven Investment Partners Ltd (“MIPL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

3,356,565 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”) and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

3,356,565 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”) and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,356,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Ian Mark Toon (“Ian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

3,356,565 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

3,356,565 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,356,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Ivan Ivanov Koedjikov (“Ivan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bulgaria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

3,356,565 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

3,356,565 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,356,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%(1)
14.	TYPE OF REPORTING PERSON CO
30
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

CUSIP No. G88950 103

1	NAME OF REPORTING PERSONS Benjamin Nur Huda (“Ben”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

3,356,565 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

3,356,565 ordinary shares that are owned directly MIPL. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”)and Benjamin Nur Huda (“Ben”),the directors of MIPL, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,356,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 68,124,402 ordinary shares issued and outstanding as of June 30, 2022

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Maven Investment Partners Ltd (“MIPL”) on October 04,2022 and the Amended Schedule 13D/A filed on November 04,2022.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented with the following information:

(c)

Date	Action	Total Quantity	Price per share
15 December 2022	Buy	5,814	1.4818
16 December 2022	Buy	3,400	1.4868
19 December 2022	Buy	2,510	1.49
20 December 2022	Buy	2,500	1.49
21 December 2022	Buy	2,500	1.49
22 December 2022	Buy	7,500	1.4817
23 December 2022	Buy	8,000	1.4738
27 December 2022	Sold	1,795	1.4702
30 December 2022	Buy	2,800	1.45
04 January 2023	Buy	12	1.4167
05 January 2023	Sold	10,100	1.4501
06 January 2023	Buy	1,000	1.42
09 January 2023	Sold	29,500	1.3672
10 January 2023	Sold	11,500	1.3506
11 January 2023	Sold	14,000	1.3293
12 January 2023	Sold	1,300	1.3162
13 January 2023	Sold	21,500	1.2829
17 January 2023	Sold	19,299	1.2745
18 January 2023	Sold	23,580	1.2894
19 January 2023	Sold	33,600	1.27
20 January 2023	Sold	20,500	1.273
23 January 2023	Sold	13,500	1.2699
24 January 2023	Sold	12,721	1.2699
25 January 2023	Sold	62,900	1.2799
26 January 2023	Sold	17,129	1.277
27 January 2023	Sold	52,881	1.1933
30 January 2023	Sold	16,000	1.1798
31 January 2023	Sold	7,500	1.1532
01 February 2023	Sold	5,686	1.16
02 February 2023	Sold	4,557	1.1347
03 February 2023	Sold	22,000	1.1325
06 February 2023	Sold	31,500	1.0656
07 February 2023	Sold	47,379	0.9557
08 February 2023	Sold	163,179	0.9545
09 February 2023	Sold	153,500	0.9901
10 February 2023	Sold	8,000	0.9689
13 February 2023	Sold	82,224	0.9495

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

MAVEN INVESTMENT PARTNERS LTD

/s/ IAN MARK TOON
Name: IAN MARK TOON
Title: DIRECTOR

/s/ IAN MARK TOON
IAN MARK TOON

/s/ IVAN IVANOV KOEDJIKOV
IVAN IVANOV KOEDJIKOV

/s/ BENJAMIN NUR HUDA
BENJAMIN NUR HUDA